EXHIBIT 99.1

FirstService Reports Better Than Anticipated First Quarter Results

Robust Top-Line Growth Across All Business Lines

Operating highlights:

	Three months
	ended March 31
	2022	2021

Revenues (millions)	$834.6	$711.1
Adjusted EBITDA (millions) (note 1)	62.3	59.8
Adjusted EPS (note 2)	0.73	0.66

GAAP Operating Earnings (millions)	29.0	33.9
GAAP EPS	0.32	0.50

TORONTO, April 27, 2022 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported operating and financial results for its first quarter ended March 31, 2022. All amounts are in US dollars.

Consolidated revenues for the first quarter were $834.6 million, up 17% relative to the same quarter in the prior year, including 10% from organic growth. Adjusted EBITDA (note 1) increased 4% to $62.3 million, and Adjusted EPS (note 2) was $0.73, representing 11% growth over the prior year quarter. GAAP Operating Earnings were $29.0 million, relative to $33.9 million in the prior year period. GAAP diluted earnings per share was $0.32 per share in the quarter, versus $0.50 in the same quarter a year ago.

“We are pleased to have opened the year with strong results, driven by top-line growth that exceeded our expectations,” said Scott Patterson, Chief Executive Officer of FirstService. “Our operations delivered very strong organic growth across the board reflecting market share gains and continued momentum with all of our brands,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$3.3 billion in annual revenues and has approximately 25,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Common Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 Index. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $394.1 million for the first quarter, an increase of 12% versus the prior year, including 7% organic growth. Top-line performance was driven by core management and sited labour contract growth, particularly in our Florida, California, New York and Mid-Atlantic markets. Adjusted EBITDA for the quarter was $30.4 million, up from $29.4 million in the prior year period. GAAP Operating Earnings were $23.4 million, versus $23.2 million in the first quarter of last year. Operating margins were impacted by wage inflation, together with the increased mix of labour-driven services relative to higher margin ancillaries.

FirstService Brands revenues for the first quarter totalled $440.5 million, up 22% relative to the prior year period. The revenue increase was comprised of 12% organic growth, with the balance from recent tuck-under acquisitions. Top-line organic growth was exceptionally strong within our home improvement and Century Fire service lines. Adjusted EBITDA was $36.1 million, up from $33.4 million in the prior year quarter. GAAP Operating Earnings were $15.8 million, versus $16.5 million in the prior year quarter. Operating margins declined as a result of higher labour costs and supply chain disruptions at several of our brands, as well as job mix at our restoration brands.

Corporate costs, as presented in Adjusted EBITDA, were $4.2 million in the first quarter, relative to $3.0 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $10.1 million, relative to $5.9 million in the prior year period, with the increase due to the timing of stock-based compensation expense realized in the current quarter, compared to the second quarter in 2021.

Conference Call
FirstService will be holding a conference call on Wednesday, April 27, 2022 at 11:00 a.m. Eastern Time to discuss results for the first quarter of 2022. The numbers to use for this call are 1) toll-free 1-866-220-4111; or 2) for international callers, 1-862-298-9233, with the conference ID number 7684138 for all participants. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the “Investors / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) the magnitude and length of economic and operational disruption resulting from the COVID-19 pandemic; (ii) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (iii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iv) changes in or the failure to comply with government regulations; and (v) other factors which are described in FirstService’s annual information form for the year ended December 31, 2021 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. Our interim consolidated financial statements and related management’s discussion and analysis will be made available on SEDAR at www.sedar.com.

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566

Notes
1. Reconciliation of net earnings to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) to adjusted EBITDA appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2022	2021

Net earnings	$18,821	$23,843
Income tax	6,394	7,720
Other income	(535)	(1,868)
Interest expense, net	4,366	4,187
Operating earnings	29,046	33,882
Depreciation and amortization	25,910	23,225
Acquisition-related items	1,561	(99)
Stock-based compensation expense	5,821	2,787
Adjusted EBITDA	$62,338	$59,795

2. Reconciliation of net earnings and net earnings per share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2022	2021

Net earnings	$18,821	$23,843
Non-controlling interest share of earnings	(565)	(3,767)
Acquisition-related items	1,561	(99)
Amortization of intangible assets	11,466	10,012
Stock-based compensation expense	5,821	2,787
Income tax on adjustments	(4,495)	(3,328)
Non-controlling interest on adjustments	(228)	(175)
Adjusted net earnings	$32,381	$29,273

	Three months ended
(in US dollars)	March 31
	2022	2021

Diluted net earnings per share	$0.32	$0.50
Non-controlling interest redemption increment (decrement)	0.09	(0.04)
Acquisition-related items	0.03	-
Amortization of intangible assets, net of tax	0.19	0.16
Stock-based compensation expense, net of tax	0.10	0.04
Adjusted EPS	$0.73	$0.66

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US dollars, except per share amounts)
	Three months
	ended March 31
(unaudited)	2022	2021

Revenues	$834,572	$711,066

Cost of revenues	575,834	490,812
Selling, general and administrative expenses	202,221	163,246
Depreciation	14,444	13,213
Amortization of intangible assets	11,466	10,012
Acquisition-related items (1)	1,561	(99)
Operating earnings	29,046	33,882
Interest expense, net	4,366	4,187
Other income	(535)	(1,868)
Earnings before income tax	25,215	31,563
Income tax	6,394	7,720
Net earnings	18,821	23,843
Non-controlling interest share of earnings	565	3,767
Non-controlling interest redemption increment (decrement)	4,171	(1,815)
Net earnings attributable to Company	14,085	21,891

Net earnings per share
Basic	$0.32	$0.50
Diluted	0.32	0.50

Adjusted EPS (2)	$0.73	$0.66

Weighted average common shares (thousands)
Basic	44,085	43,696
Diluted	44,500	44,218

(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, and transaction costs.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	March 31, 2022	December 31, 2021

Assets
Cash and cash equivalents	$165,149	$165,665
Restricted cash	31,445	28,606
Accounts receivable	535,283	551,564
Prepaid and other current assets	225,488	218,825
Current assets	957,365	964,660
Other non-current assets	18,915	19,338
Deferred income tax	1,840	1,760
Fixed assets	145,364	138,066
Operating lease right-of-use assets	162,653	159,730
Goodwill and intangible assets	1,207,965	1,225,469
Total assets	$2,494,102	$2,509,023

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$346,274	$386,529
Unearned revenues	114,877	116,415
Other current liabilities	15,443	10,045
Operating lease liabilities - current	48,786	48,047
Long-term debt - current	35,475	57,436
Current liabilities	560,855	618,472
Long-term debt - non-current	645,166	595,368
Operating lease liabilities - non-current	124,392	122,337
Other liabilities	82,297	111,919
Deferred income tax	40,378	42,070
Non-controlling interests	218,743	219,135
Shareholders' equity	822,271	799,722
Total liabilities and equity	$2,494,102	$2,509,023

Supplemental balance sheet information
Total debt	$680,641	$652,804
Total debt, net of cash	515,492	487,139

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended
	March 31
(unaudited)	2022	2021

Cash provided by (used in)

Operating activities
Net earnings	$18,821	$23,843
Items not affecting cash:
Depreciation and amortization	25,910	23,225
Deferred income tax	(623)	(749)
Other	6,773	2,974
	50,881	49,293

Changes in non cash working capital
Accounts receivable	24,834	8,252
Payables and accruals	(39,950)	(26,920)
Other	(34,264)	(3,914)
Net cash provided by operating activities	1,501	26,711

Investing activities
Acquisition of businesses, net of cash acquired	-	(2,521)
Purchases of fixed assets	(16,583)	(13,337)
Other investing activities	(6,114)	(2,066)
Net cash used in investing activities	(22,697)	(17,924)

Financing activities
Increase (decrease) in long-term debt, net	29,910	(37,653)
Purchases of non-controlling interests, net	(5,764)	(3,391)
Dividends paid to common shareholders	(8,032)	(7,192)
Other financing activities	7,539	7,727
Net cash provided by (used in) financing activities	23,653	(40,509)

Effect of exchange rate changes on cash	(134)	210

Increase (decrease) in cash, cash equivalents and restricted cash	2,323	(31,512)

Cash, cash equivalents and restricted cash, beginning of period	194,271	208,938

Cash, cash equivalents and restricted cash, end of period	$196,594	$177,426

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended March 31

2022
Revenues	$394,083	$440,489	$-	$834,572
Adjusted EBITDA	30,410	36,082	(4,154)	62,338

Operating earnings	23,397	15,751	(10,102)	29,046

2021
Revenues	$350,480	$360,586	$-	$711,066
Adjusted EBITDA	29,407	33,407	(3,019)	59,795

Operating earnings	23,244	16,506	(5,868)	33,882